General New York Municipal Bond Fund

July 31, 2004

Long-Term Municipal Investments--98.1%

New York--93.5%	Principal Amount ($)	Value ($)
Albany Industrial Development Agency,		
LR (New York State Department of Health Building Project)		
7.25%, 10/1/2010	1,710,000 a	666,900
Huntington Housing Authority, Senior Housing Facility Revenue		
(Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000	1,299,774
Islip Resource Recovery Agency, RRR		
5%, 7/1/2013 (Insured; FSA)	2,000,000	2,097,460
Jefferson County Industrial Development Agency, SWDR		
(International Paper Company) 5.20%, 12/1/2020	2,000,000	1,930,500
Long Island Power Authority, Electric System Revenue		
5.25%, 12/1/2014	3,000,000	3,237,180
Metropolitan Transportation Authority:		
Dedicated Tax Fund:		
5%, 11/15/2007	4,525,000	4,874,647
5.25%, 11/15/2025 (Insured; FSA)	2,000,000	2,078,160
Revenue:		
5%, 11/15/2009 (Insured; MBIA)	3,080,000	3,361,081
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000	4,415,160
Transit Facilities Revenue:		
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 1/1/2012)	1,220,000 b	1,348,100
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 7/1/2012)	2,780,000 b	3,079,878
6%, 7/1/2016 (Insured; FSA) (Prerefunded 7/1/2008)	5,000,000 b	5,616,550
Nassau County Industrial Development Agency, IDR		
(Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	4,000,000	3,979,160
Newburgh Industrial Development Agency, IDR (Bourne and		
Kenney Redevelopment Co.):		
5.65%, 8/1/2020 (Guaranteed; SONYMA)	25,000	26,126
5.75%, 2/1/2032 (Guaranteed; SONYMA)	1,535,000	1,564,472
New York City:		
6.375%, 8/15/2012 (Prerefunded 8/15/2005)	2,670,000 b	2,829,906
5.875%, 8/15/2013 (Prerefunded 8/15/2006)	1,640,000 b	1,793,635
5.875%, 8/15/2013	1,660,000	1,791,223
5.25%, 8/1/2016 (Insured; MBIA)	4,505,000	4,828,549
6%, 8/1/2016	2,080,000	2,229,635
6%, 8/1/2016 (Prerefunded 8/1/2006)	1,920,000 b	2,100,153
5.25%, 10/15/2019	2,000,000	2,098,840
5%, 8/1/2021	3,000,000	3,065,160
5.50%, 8/1/2021	2,500,000	2,686,250
5.50%, 6/1/2023	1,600,000	1,705,280
New York City Industrial Development Agency,		
Civic Facility Revenue:		
(College of Aeronautics Project) 5.50%, 5/1/2028	1,600,000	1,555,440
(Spence School Inc. Project) 5.20%, 7/1/2034	1,000,000	1,013,620
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue:		
5.375%, 6/15/2015	1,070,000	1,165,102
9.441%, 6/15/2015	3,000,000 c,d	3,533,310
5.75%, 6/15/2031 (Insured; FGIC)	2,000,000	2,147,840
5.25%, 6/15/2034	2,490,000	2,534,994

5%, 6/15/2035   2,000,000   1,982,480

New York City Transitional Finance Authority,		
Future Tax Secured Revenue:		
Zero Coupon, 11/1/2011	4,000,000	3,002,760
9.378%, 5/1/2012	3,500,000 c,d	4,210,535
6%, 11/15/2013	760,000	868,133
6%, 11/15/2013 (Prerefunded 5/15/2010)	2,240,000 b	2,592,195
5.50%, 11/1/2026	2,200,000	2,436,478
5.25%, 2/1/2029	4,000,000	4,334,600
State of New York:		
5%, 4/15/2009	2,000,000	2,169,020
5.70% 3/15/2013 (Prerefunded 3/15/2005)	2,000,000 b	2,073,200
New York State Dormitory Authority, Revenue:		
(Columbia University):		
5.125%, 7/1/2021	3,630,000	3,845,658
5%, 7/1/2024	2,000,000	2,055,860
Consolidated City University Systems:		
5.35%, 7/1/2009 (Insured; FGIC)	3,000,000	3,286,770
5.75%, 7/1/2013 (Insured; AMBAC)	1,100,000	1,258,708
5.625%, 7/1/2016	2,500,000	2,815,025
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,236,940
5.75%, 7/1/2018	2,500,000	2,882,900
5.75%, 7/1/2018 (Insured; FSA)	1,290,000	1,485,074
Court Facilities, Lease 5.25%, 5/15/2012	3,220,000	3,492,573
Department of Health:		
5%, 7/1/2015	3,885,000	4,117,090
5.75%, 7/1/2017 (Insured; MBIA)		
(Prerefunded 7/1/2006)	2,075,000 b	2,266,315
5.75%, 7/1/2017 (Insured; MBIA)	2,665,000	2,908,048
6.625%, 7/1/2024 (Prerefunded 7/1/2005)	2,700,000 b	2,878,713
(Fordham University) 5%, 7/1/2028 (Insured; MBIA)	1,500,000	1,505,655
Insured Mortgage, Hospital (Lutheran Medical		
Center) 5%, 8/1/2016 (Insured; MBIA)	1,000,000	1,057,810
(Lenox Hills Hospital Obligated Group)		
5.50%, 7/1/2030	1,000,000	1,013,720
(Manhattan College) 5.50%, 7/1/2016	2,000,000	2,174,040
Mental Health Facilities Improvement 5%, 2/15/2028	1,000,000	991,500
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2019 (Insured; ACA)	1,475,000	1,656,130
(New York Methodist Hospital) 5.25%, 7/1/2033	2,500,000	2,465,125
(New York University)		
5.50%, 7/1/2040 (Insured; AMBAC)	3,500,000	3,859,450
(North Shore Long Island Jewish Group)		
5.50%, 5/1/2033	1,000,000	1,014,120
Secured Hospital:		
(New York Downtown Hospital)		
5.30%, 2/15/2020 (Insured; MBIA)	2,500,000	2,660,050
(North General Hospital) 5.75%, 2/15/2016	4,035,000	4,463,154
State Personal Income Tax, Education		
5.375%, 3/15/2022	1,000,000	1,068,930
State University Educational Facilities:		
5.875%, 5/15/2017	2,060,000	2,364,468
6%, 5/15/2025 (Prerefunded 5/15/2005)	3,825,000 b	4,038,014
Lease 5.50%, 7/1/2026 (Insured; FGIC)		
(Prerefunded 7/1/2011)	1,475,000 b	1,665,482
(Winthrop-South Nassau University Hospital		
Obligated Group) 5.50%, 7/1/2023	1,825,000	1,869,475
New York State Energy Research and Development Authority,		
Gas Facilities Revenue (Brooklyn Union Gas Co. Project)		
6.368%, 4/1/2020	5,000,000	5,578,850
New York State Environmental Facilities Corp.,		
Clean Water and Drinking Water Revenue		
(New York City Municipal Water Project)		

5.25%, 6/15/2019		3,000,000	3,212,340
New York State Housing Finance Agency, Revenue:			
(Housing Mortgage Project)			
6.10%, 11/1/2015 (Insured; FSA)		1,760,000	1,830,294
(LooseStrife Fields Apartments and Fairway Manor)			
6.75%, 11/15/2036 (Insured; FHA)		3,180,000	3,355,695
Service Contract Obligation:			
6%, 9/15/2016 (Prerefunded 9/15/2008)		1,770,000 b	1,979,904
6%, 9/15/2016		370,000	400,740
6%, 9/15/2016 (Prerefunded 9/15/2006)		6,535,000 b	7,195,035
5.50%, 9/15/2018		2,000,000	2,143,220
New York State Medical Care Facilities Finance Agency,			
Hospital & Nursing Home Insured Mortgage Revenue:			
6.125%, 2/15/2015 (Insured; FHA)		4,010,000	4,167,112
6.125%, 2/15/2015 (Insured; MBIA)		3,065,000	3,191,585
New York State Mortgage Agency, Homeowner Revenue			
6%, 4/1/2017		2,000,000	2,098,920
New York State Power Authority:			
8.87%, 11/15/2015 (Insured; MBIA)		3,000,000 c,d	3,417,330
5%, 11/15/2020		2,500,000	2,604,000
New York State Thruway Authority:			
Highway and Bridge Trust Fund			
5.50%, 4/1/2016 (Insured; FGIC)		1,225,000	1,339,844
Service Contract Revenue, Local Highway and Bridge:			
6%, 4/1/2012		1,230,000	1,360,934
6%, 4/1/2012 (Prerefunded 4/1/2007)		1,965,000 b	2,191,545
6.25%, 4/1/2014 (Prerefunded 4/1/2005)		2,000,000 b	2,103,920
5.75%, 4/1/2019 (Prerefunded 4/1/2009)		2,000,000 b	2,265,120
5.25%, 4/1/2020 (Prerefunded 4/1/2011)		3,295,000 b	3,660,646
New York State Urban Development Corp.,			
Correctional Facilities Revenue:			
5.50%, 1/1/2014		3,000,000	3,289,950
5.50%, 1/1/2014 (Insured; FSA)		3,000,000	3,374,010
Correctional and Youth Facilities, Service			
Contract Revenue:			
5.25%, 1/1/2010		2,000,000	2,186,320
5%, 1/1/2019		2,000,000	2,143,380
State Personal Income Tax, Facilities and			
Equipment 5.50%, 3/15/2020 (Insured; FGIC)		3,000,000	3,285,270
Niagara County Industrial Development Agency, SWDR:			
5.625%, 11/15/2014		2,000,000	2,094,900
5.55%, 11/15/2024		1,500,000	1,577,145
North Country Development Authority, Solid Waste			
Management System Revenue			
6%, 5/15/2015 (Insured; FSA)		2,260,000	2,611,837
Onondaga County Industrial Development Agency,			
Sewer Facilities Revenue			
(Bristol Meyers Squibb Co. Project) 5.75%, 3/1/2024		4,000,000	4,316,880

Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project) 5.625%, 1/1/2018	1,000,000		877,730
Port Authority of New York and New Jersey:			
5.80%, 11/1/2010 (Insured; FGIC)	6,910,000		7,172,787
Special Obligation Revenue (Special Project-JFK International Air Terminal) 6.25%, 12/1/2013 (Insured; MBIA)	5,000,000		5,660,650
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007	4,000,000		4,481,880
Tobacco Settlement Financing Corp., Revenue:			
5.50%, 6/1/2018	1,000,000		1,071,840
5.50% 6/1/2021	3,000,000		3,179,490
Triborough Bridge and Tunnel Authority, General Purpose Revenue:			
6.125%, 1/1/2021	5,000,000		5,935,150
5.50%, 1/1/2030 (Prerefunded 1/1/2022)	2,000,000	b	2,251,820
Ulster County Industrial Development Agency, Civic Facility (Benedictine Hospital Project) 6.45%, 6/1/2024	1,950,000		1,775,553
Yonkers Industrial Development Agency, Civic Facility Revenue (Saint Joseph Hospital of Yonkers) 5.90%, 3/1/2008	3,200,000		3,085,184

U.S. Related--4.6%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 6%, 7/1/2026 (Prerefunded 7/1/2010)	2,695,000	b	3,096,555
Commonwealth of Puerto Rico, Public Improvement:			
5.50%, 7/1/2015 (Insured; FSA)	25,000		28,469
9.76%, 7/1/2015	3,800,000	c,d	4,854,500
Puerto Rico Electric Power Authority, Power Revenue 5.625%, 7/1/2019 (Insured; FSA)	3,000,000		3,347,160
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2019 (Insured; MBIA)	2,420,000		2,732,640

Total Long-Term Municipal Investments (cost $284,486,669)			**298,248,417**

Short-Term Municipal Investment --1.3%

New York;

New York City, VRDN:			
1.06% (SBPA; Wachovia Bank N.A.) (Insured; MBIA)	1,000,000	e	1,000,000
1.07% (LOC; Westdeutsche Landesbank)	3,000,000	e	3,000,000
Total Short-Term Municipal Investment (cost $4,000,000)			**4,000,000**
Total Investment (cost $288,486,669)	**99.4%**		**302,248,417**
Cash and Receivables (Net)	**0.6%**		**1,679,924**
Net Assets	**100.0%**		**303,928,341**

Notes to Statement of Investments:

a Non income producing security; interest payments in default.
b Bonds which are prerefunded are collateralized by U.S. Government securities which are
  held in escrow and are used to pay principal and interest on the municipal issue and to
  retire the bonds in full at the earliest refunding date.
c Inverse floater security- the interest rate is subject to change periodically.
d Securities exempt from registration under Rule 144A of the Securities Act of 1933. These
  securities may be resold in transactions exempt from registration, normally to qualified
  institutional buyers. At July 31,2004, this security amounted to $16,015,675
  5.3% of net assets.
e Securities payable on demand. Variable rate interest- subject to periodic change.